Filed pursuant to Rule 433 Registration Statement Nos. 333-202913 and 333-180300-03 FINANCIAL PRODUCTS FACT SHEET (T799)

Offering Period: June 30, 2016 – July 21, 2016

Absolute Return Barrier Securities due July 29, 2019 Linked to the Performance of the S&P 500® Index

Product Terms

•   Absolute Return Barrier Securities due July 29, 2019 linked to the performance of the S&P 500® Index.

•   If the Final Level is equal to or greater than the Initial Level, you will be entitled to participate in the leveraged appreciation, if any, of the Underlying, subject to the Underlying Return Cap.

•   If the Final Level is less than the Initial Level and a Knock-In Event does not occur, you will be entitled to receive the principal amount at maturity multiplied by the sum of one plus the absolute value of the Underlying Return.

•   If the Final Level is less than the Initial Level and a Knock-In Event occurs, you will be fully exposed to any depreciation in the Underlying.

•   Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG ("Credit Suisse"), acting through its London branch.
Trade Date:	Expected to be July 22, 2016.
Settlement Date:	Expected to be July 29, 2016.
Underlying:	The S&P 500® Index
Knock-In Level**:	Approximately 80% of the Initial Level.
Knock-In Event:	Occurs if the Final Level is equal to or less than the Knock-In Level.
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Upside Participation Rate**:	Expected to be 150%.
Underlying Return Cap**:	Expected to be between 32.50% and 37.50%.
Redemption Amount:

If (a) the Final Level is equal to or greater than the Initial Level, the lesser of (i) the Underlying Return Cap and (ii) Principal Amount x [1 +(Upside Participation Rate x Underlying Return)]; or (b)

the Final Level is less than the Initial Level and (i) a Knock-In Event has not occurred, Principal Amount x (1 + absolute value of the Underlying Return); (ii) a Knock-In Event has occurred, Principal Amount x (1+ Underlying Return)

Underlying Return:	(Final Level – Initial Level)/Initial Level
Valuation Date:	July 22, 2019
Maturity Date:	July 29, 2019
CUSIP:	22548QC37
Fees:	Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $28.00 per $1,000 principal amount of securities and will forgo fees for sales to fiduciary accounts. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers.
*As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer. **To be determined on the Trade Date.

Certain Product Characteristics

•   Leveraged participation in the appreciation, if any, of the Underlying, subject to the Underlying Return Cap.

•   Upside Participation Rate expected to be 150%**.

•   Underlying Return Cap expected to be between 32.50% and 37.50%**.

•   If the Final Level is less than the Initial Level, subject to a Knock-In Event, return based on the absolute value of the Underlying Return.

•   If a Knock-In Event occurs, full downside participation in the depreciation of the Underlying.

•   Knock-In Level of approximately 80%** of the Initial Level.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Return on the Securities (1) (2)	Redemption Amount per $1,000 Principal Amount (1)(2)
50.00%	35.00%	$1,350.00
40.00%	35.00%	$1,350.00
30.00%	35.00%	$1,350.00
23.33%	35.00%	$1,350.00
20.00%	30.00%	$1,300.00
10.00%	15.00%	$1,150.00

0.00%	0.00%	$1,000.00
-10.00%	10.00%	$1,100.00
-20.00%	−20.00%	$800.00
-30.00%	−30.00%	$700.00
-40.00%	−40.00%	$600.00
-50.00%	−50.00%	$500.00

(1)	Assumes an Upside Participation Rate of 150%**, an Underlying Return Cap of 35%** (the midpoint of the expected range) and a Knock-In Level of 80%**.

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•  Your investment may result in a loss of up to 100% of the principal amount. If a Knock-In Event occurs, the Underlying Return will be negative and you will be fully exposed to any depreciation in the Underlying.

•  The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•  The securities do not pay interest.

•  If the Final Level is less than the Initial Level and a Knock-In Event has not occurred, the Redemption Amount will be subject to an embedded cap.

(See “Additional Risk Considerations” on the next page.)

FINANCIAL PRODUCTS FACT SHEET (T799)

Offering Period:

June 30, 2016 – July 21, 2016

Absolute Return Barrier Securities due July 29, 2019 Linked to the Performance of the S&P 500® Index

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated June 30, 2016, Underlying Supplement dated May 4, 2015, Product Supplement No. I dated May 4, 2015, Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:
http://www.sec.gov/Archives/edgar/data/1053092/000095010316014507/dp66894_424b2-t799.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.